SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of March 2019

Commission File Number: 001-14014

CREDICORP LTD.

(Translation of registrant’s name into English)

Clarendon House

Church Street

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

March 29, 2019

Securities and Exchange Commission - SEC

Re.:	MATERIAL EVENT

Dear Sirs:

Credicorp Ltd. (the “Company”) notifies you as a Material Event that, in its session held on March 29, 2019, the Company’s Annual General Meeting of Shareholders:

1.	Approved the audited consolidated financial statements of the Company and its subsidiaries for the year ended on December 31, 2018, which include the consolidated statements of financial position, of income, of comprehensive income, of changes in equity, and of cash flows, as well as the Notes that include a summary of the significant accounting policies, audited by the external independent auditors Gaveglio, Aparicio y Asociados Sociedad de Responsabilidad Limitada, a member firm of PricewaterhouseCoopers in Peru.

2.	Appointed Gaveglio, Aparicio y Asociados Sociedad de Responsabilidad Limitada, a member firm of PricewaterhouseCoopers in Peru, as external independent auditors of the Company for the financial year 2019, and delegated and authorized the Audit Committee to approve the auditor’s fees.

3.	Approved the amount of the remuneration of the Board of Directors, as follows: (i) to pay an annual remuneration of US$50,000 to each Director; (ii) to maintain payment of an annual remuneration of US$40,000 to each Director who is a member of the Audit Committee and to each Director of Credicorp’s subsidiaries who is appointed as an advisor to the Audit Committee of Credicorp; (iii) to maintain payment of a remuneration of US$1,500 for each session attended by each Director serving on the Executive Committee of Credicorp.

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Miriam Böttger

Stock Market Representative

Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2019

CREDICORP LTD. (Registrant)

By:	/s/ Miriam Böttger
Miriam Böttger
Authorized Representative